UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
April 27, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-

SIGNATURES

SIGNATURES
Date April 27, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO’S INTERIM REVIEW, JANUARY 1 – MARCH 31, 2007
(Helsinki, Finland, April 27, 2007) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
PROFITABLE GROWTH CONTINUED
Highlights of the first quarter
- New orders worth EUR 1,664 million were received in January-March, i.e. 16 percent more than in the corresponding period last year (EUR 1,437 million in Q1/06).
- The order backlog grew by 7 percent from the end of 2006 and was EUR 3,999 million at the end of March (EUR 3,737 million on Dec. 31, 2006).
- Net sales increased by 27 percent and totaled EUR 1,366 million (EUR 1,078 million in Q1/06).
- Earnings before interest, tax and amortization (EBITA) were EUR 121.9 million, i.e. 8.9 percent of net sales (EUR 99.9 million and 9.3% in Q1/06).
- Operating profit (EBIT) was EUR 108.4 million, i.e. 7.9 percent of net sales (EUR 95.4 million and 8.8% in Q1/06).
- Earnings per share were EUR 0.50 (EUR 0.47 in Q1/06).
- Free cash flow was EUR 97 million (EUR 152 million in Q1/06).
- Return on capital employed (ROCE) was 20.7 percent (20.2% in Q1/06).
“Metso’s January – March order intake was strong, and our order backlog has further strengthened from the record-high year-end figures. This, together with the continuing favorable market outlook, gives us confidence about the rest of the year and beyond,” says Jorma Eloranta, President and CEO, Metso Corporation.
Eloranta notes that Metso’s financial performance was solid despite seasonal factors that are typical for the first quarter. “Our net sales grew significantly over the same period in 2006. Much of the growth is due to our expanded business scope, i.e. the acquisition of the Pulping and Power businesses, but even organically we delivered some 10 percent growth. Also our operating profit improved on the first quarter of 2006.”
Eloranta says that Metso’s outlook for 2007 continues to be favorable. “The financial performance for the rest of the year is expected to be stronger than in the first quarter of 2007. Furthermore, we repeat our estimate that our net sales will grow by more than 20 percent on 2006 and that the operating profit will clearly improve.”
Metso Corporation’s key figures

EUR million	Q1/07	Q1/06	Change %	2006
Net sales	1,366	1,078	27	4,955
Earnings before interest, tax and amortization (EBITA)	121.9	99.9	22	481.1
% of net sales	8.9	9.3		9.7
Operating profit	108.4	95.4	14	457.2
% of net sales	7.9	8.8		9.2
Earnings per share, basic, EUR	0.50	0.47	6	2.89
Orders received	1,664	1,437	16	5,705
Order backlog at end of period	3,999	2,692	49	3,737
Free cash flow	97	152	(36)	327
Return on capital employed (ROCE), annualized, %	20.7	20.2		22.2
Equity to assets ratio at end of period, %	37.5	38.9		36.1
Gearing at end of period, %	22.9	10.5		30.8

Operating environment and demand for products
The market situation for Metso continued to be favorable during the first quarter.
The demand for new paper and board machines remained good in China, but there were only a few active projects in other market areas. New fiber lines were under planning in South America and Southeast Asia, but the project implementation schedules have been partly open. The increase in the demand for new alternative energy sources kept the demand for new power plants at a good level. The demand for new tissue machines was satisfactory. The demand for aftermarket services in the pulp and paper industry was satisfactory during January-March.
The demand for mining and metal recycling equipment remained excellent. The demand for construction industry equipment continued to be excellent in Continental and Eastern Europe, and was good in other markets. Thanks to the high capacity utilization rates in customer industries, the demand for aftermarket services remained at an excellent level.
The demand for automation systems for the pulp and paper industry and power generation was good. The demand for flow control systems continued to be good in the pulp and paper industry and excellent in the power, oil and gas industry.
Orders received and order backlog
In January-March, the value of orders received by Metso grew by 16 percent on the comparison period and totaled EUR 1,664 million. Growth came from all business areas. Most of the increase in Metso Paper’s orders was attributable to the acquisition of the Pulping and Power businesses at the end of 2006. Metso’s order backlog increased by 7 percent on the end of 2006 and stood at EUR 3,999 million at the end of March.
Metso Paper’s largest orders in the first quarter included a paper machine to Oji Paper in Japan and a board machine to Shandong International Paper & Sun Coated Paperboard in China. Metso Minerals’ largest orders included a grinding system for Boliden’s Aitik mine in Sweden and grinding equipment to Osisko Exploration in Canada. Metso Automation received the biggest single valve order in its history from the Chiyoda-Technip Joint Venture (CTJV) to Qatar.
Orders received by business area

	Q1/07		Q1/06
		% of		% of
	EUR	orders	EUR	orders
	million	received	million	received
Metso Paper	653	39	544	38
Metso Minerals	771	46	686	47
Metso Automation	228	13	191	13
Valmet Automotive	28	2	31	2
Intra-Metso orders received and other	(16)		(15)
Total	1,664	100	1,437	100

Orders received by market area

	Q1/07		Q1/06
		% of		% of
	EUR	orders	EUR	orders
	million	received	million	received
Europe	722	43	608	42
North America	297	18	308	21
South and Central America	118	7	182	13
Asia-Pacific	406	25	241	17
Rest of the world	121	7	98	7
Total	1,664	100	1,437	100
Net sales
Metso’s net sales for the first quarter grew by 27 percent on the comparison period and totaled EUR 1,366 million. Excluding the Pulping and Power businesses acquired at the end of 2006, the net sales growth was about 10 percent. All business areas increased their net sales. Excluding the effect of exchange rate translation, the increase would have been 4 percentage points higher. Aftermarket operations accounted for 33 percent (38% in Q1/06) of Metso’s net sales. Decrease in the share of aftermarket operations was mainly due to the acquired Pulping and Power businesses where the share of aftermarket business is low. Measured in euros, the volume of the aftermarket operations increased by 11 percent.
Net sales by business area

	Q1/07		Q1/06
		% of		% of
	EUR	net	EUR	net
	million	sales	million	sales
Metso Paper	666	48	417	39
Metso Minerals	540	39	503	46
Metso Automation	146	11	134	12
Valmet Automotive	28	2	31	3
Intra-Metso net sales and other	(14)		(7)
Total	1,366	100	1,078	100
Net sales by market area

	Q1/07		Q1/06
		% of		% of
		net	EUR	net
	EUR million	sales	million	sales
Europe	544	40	456	42
North America	259	19	248	23
South and Central America	218	16	135	13
Asia-Pacific	285	21	185	17
Rest of the world	60	4	54	5
Total	1,366	100	1,078	100
Financial result
Metso’s operating profit in the first quarter was EUR 108.4 million, or 7.9 percent of net sales (EUR 95.4 million or 8.8% in Q1/06). Metso Paper’s operating profit was affected by a EUR 9 million amortization of intangible assets related to the acquisition of the Pulping and Power businesses and by a EUR 3 million provision for a credit loss related to a customer project. Metso Paper’s and Metso Automation’s operating profit was negatively affected by a steep increase in the price of stainless steel, a key raw material for components.
Earnings before interest, tax and amortization (EBITA) were EUR 121.9 million or 8.9 percent of net sales in the first quarter (EUR 99.9 million or 9.3% in Q1/06).
Metso’s net financial expenses were EUR 8 million (EUR 7 million) in January-March.
Metso’s profit before taxes was EUR 100 million (EUR 88 million). The Corporation’s tax rate is estimated to be about 30 percent in 2007.
The profit attributable to shareholders was EUR 70 million, corresponding to earnings per share of EUR 0.50 (EUR 0.47).
The return on capital employed (ROCE) was 20.7 percent (20.2%) and the return on equity (ROE) was 20.0 percent (22.1%).
Cash flow and financing
Metso’s net cash generated by operating activities was EUR 123 million (EUR 169 million). Net working capital remained at year-end level. Metso’s free cash flow was EUR 97 million (EUR 152 million).
Net interest-bearing liabilities totaled EUR 353 million at the end of March. Gearing (i.e. the ratio of net interest-bearing liabilities to shareholder’s equity) was 22.9 percent, while the equity to asset ratio was 37.5 percent. After the first quarter, following the Annual General Meeting, Metso paid out EUR 212 million in dividends in April, which raised the gearing ratio by approximately 20 percentage points and decreased the equity to assets ratio by approximately 3 percentage points.
Capital expenditure
Metso’s gross capital expenditure was EUR 32 million excluding acquisitions (EUR 26 million). About one third of the expenditure was related to capacity increasing investments.
Metso Paper continued the expansion of the Wuxi service center in China. Metso Minerals had an ongoing capital expenditure project to build a crusher pilot plant and test laboratory at the Tampere unit, Finland. In the first quarter, Metso Automation made a decision to increase the valve production capacity at its Shanghai unit in China.
Metso’s gross capital expenditure for 2007 excluding acquisitions is estimated to increase by some 20 percent on 2006.
Metso’s research and development expenditure totaled EUR 29 million (EUR 25 million) during January-March, i.e. 2.1 percent of Metso’s net sales.

Acquisitions and divestments
On March 30, 2007, Metso Minerals acquired the North American metal recycling technology provider, Bulk Equipment Systems and Technologies Inc. (B.E.S.T. Inc), located in Cleveland, Ohio. The acquisition price, approximately EUR 9 million, was paid in April. The company’s net sales in 2006 were EUR 8 million and it employs approximately 40 people.
On March 1, 2007, Metso Paper sold the majority of Metso Paper AG in Delémont, Switzerland. Metso Paper remains as a minority shareholder in the company. Metso Paper AG is a supplier of roll logistic systems, solutions and services. The company has about 70 employees and annual net sales of approximately EUR 10 million.
Acquisition and integration of the Pulping and Power businesses
Metso closed the acquisition of Aker Kvaerner’s Pulping and Power businesses on December 29, 2006. The estimated acquisition price is EUR 341 million, including EUR 6 million in expenses related to the acquisition and EUR 52 million in net cash. The process to define the final balance sheet values of the acquired businesses continues in accordance with the agreement.
Metso estimates that the annual cost savings achievable through synergies will amount to EUR 20-25 million after integration. About one third of these are expected to be realized during 2007. The non-recurring expenses resulting from integration of the acquired businesses are estimated to be less than EUR 10 million, of which EUR 1 million was recognized in the first quarter and the rest are expected to be recorded in the remaining three quarters in 2007.
Integration of the acquired businesses into Metso Paper has proceeded according to plan. During the first quarter, the customer interface organization was restructured and employee negotiations were conducted regarding the pruning of overlapping activities in Sweden and Finland.
The amortization of intangible assets resulting from the transaction is estimated to be EUR 37 million in 2007, EUR 20 million in 2008 and after that EUR 13 million annually until the intangible assets have been fully amortized. The rest of the transaction price exceeding the balance sheet value will remain as goodwill, which is not amortized. In the first quarter, the amortization of intangible assets amounted to EUR 9 million.
Personnel
Metso had 25,616 employees at the end of March, which was 62 less than at the end of 2006 (25,678 employees). In the first quarter, Metso had an average of 25,647 employees.
Personnel by area

	Mar 31, 2007	Dec 31, 2006	Change %
Finland	9,275	9,281	0
Other Nordic countries	3,555	3,580	(1)
Other Europe	2,993	3,067	(2)
North America	3,708	3,715	0
South and Central America	2,410	2,439	(1)
Asia-Pacific	2,341	2,262	4
Rest of the world	1,334	1,334	—
Total personnel	25,616	25,678	0

Subpoena from U.S. Department of Justice requiring Metso to produce documents
In November 2006, Metso Minerals Industries, Inc., which is Metso Minerals’ U.S. subsidiary, received a subpoena from the Antitrust Division of the United States Department of Justice calling for Metso Minerals Industries, Inc. to produce certain documents. The subpoena relates to an investigation of potential antitrust violations in the rock crushing and screening equipment industry. Metso is cooperating fully with the Department of Justice.
Share ownership plan
Metso has a share ownership plan for 2006-2008. The maximum number of shares to be allocated to the 2006-2008 incentive plan is 360,000 Metso Corporation shares.
The share ownership plan for the year 2006 was directed to 60 Metso managers. Based on the 2006 earnings period, 99,961 shares corresponding to 0.07 percent of Metso shares were distributed at the end of March 2007. Members of Metso’s Executive Team received 25,815 shares.
Metso’s Board of Directors decided in February to direct the 2007 share ownership plan to a total of 84 Metso managers. The entire Metso Executive Team is included in the sphere of the 2007 incentive plan. The potential reward from the plan will be based on the achieved operating profit of Metso Corporation and its business areas in 2007. The share ownership plan in 2007 will cover a maximum of 125,500 Metso shares. The Metso Executive Team’s allocation of this total is a maximum of 26,500 shares. If the value of Metso share, determined as the average trading price during the first two full weeks of March 2008, exceeds EUR 48, the number of grantable shares for the 2007 plan will be decreased by a corresponding ratio. Payment of the potential rewards will be decided during the first quarter of 2008.
The maximum number of shares to be allocated for the 2008 earnings period as well as the share value limit will be decided by Metso’s Board of Directors in the beginning of 2008.
Shares, options and share capital
A total of 35,000 shares were subscribed with Metso Corporation’s 2003A stock options during a period of February 8 – March 15, 2007. The resulting increase in share capital of EUR 59,500.00 was entered into the Finnish Trade Register on March 29, 2007. The shares were listed on the Helsinki Stock Exchange together with the existing shares as of March 30, 2007. Dividend and other shareholder rights of the new shares commenced from the registration date.
Following this increase, the Company’s share capital at the end of March was EUR 240,982,843.80 and the total number of shares was 141,754,614. At the end of March, the Parent Company held 60,841 Metso shares. Additionally, a partnership included in Metso’s consolidated financial statements held 200,039 Metso shares. Together these shares represent 0.18 percent of all the shares and votes. During the first quarter of 2007, the average number of outstanding shares excluding the own shares mentioned above was 141,364,382.
After cancellations and exercised options there remains a total of 100,000 year 2003A options, all of them being held by Metso’s subsidiary, Metso Capital Ltd.

Metso’s market capitalization excluding the own shares was EUR 5,596 million on March 31, 2007.
BUSINESSES
Metso Paper

EUR million	Q1/07	Q1/06	Change %	2006
Net sales	666	417	60	2,092
Earnings before interest, tax and amortization (EBITA)	37.1	23.8	56	105.6
% of net sales	5.6	5.7		5.0
Operating profit	25.4	21.5	18	89.8
% of net sales	3.8	5.2		4.3
Orders received	653	544	20	2,276
Order backlog at end of period	2,190	1,459	50	2,225
Personnel at end of period	11,469	8,902	29	11,558
Aker Kvaerner’s Pulping and Power businesses were acquired as of December 29, 2006, and the acquired balance sheet was consolidated to Metso on December 31, 2006. The acquired businesses had no effect to Metso’s income statement for 2006 and are therefore not included in the comparative segment information except for order backlog and personnel as at December 31, 2006.
Metso Paper’s net sales increased in January-March by 60 percent and were EUR 666 million. About two thirds of this growth was attributable to the acquisition of the Pulping and Power businesses at the end of 2006. The comparable net sales growth originated mostly from the Paper and Board business line. The aftermarket operations accounted for 26 percent of net sales (35% in Q1/06). The decline in the share of aftermarket business was due to the change in Metso Paper’s structure. Measured in euros, the volume of aftermarket business increased by 19 percent and the growth came from the Pulping and Power businesses.
Metso Paper’s EBITA was EUR 37.1 million, or 5.6 percent of net sales and operating profit was EUR 25.4 million, or 3.8 percent of net sales. The first quarter’s operating profit includes a EUR 9 million amortization of intangible assets related to the acquisition of the Pulping and Power businesses, and a EUR 3 million provision for a credit loss related to a customer project. The rise in the price of stainless steel impacted component prices and thus Metso Paper’s profitability. The Panelboard business recorded a small operating profit in the first quarter.
The value of orders received by Metso Paper increased by 20 percent on the comparison period and were EUR 653 million. The growth was mostly due to the acquisition of the Pulping and Power businesses. In the first quarter, the Paper and Board business line received orders from Asia for four new machines. A long-term maintenance agreement was signed in the review period with Plattling Papier’s mill in Germany. This is Metso Paper’s first extensive service agreement for a paper mill, which is still under construction. The end-of-March order backlog, EUR 2,190 million, was nearly the same as at year-end 2006.

Metso Minerals

EUR million	Q1/07	Q1/06	Change %	2006
Net sales	540	503	7	2,199
Earnings before interest, tax and amortization (EBITA)	68.7	61.5	12	302.1
% of net sales	12.7	12.2		13.7
Operating profit	67.8	60.2	13	297.7
% of net sales	12.6	12.0		13.5
Orders received	771	686	12	2,655
Order backlog at end of period	1,497	1,043	44	1,277
Personnel at end of period	9,545	8,914	7	9,433
Metso Minerals’ first-quarter net sales increased by 7 percent and were EUR 540 million. Deliveries of the Mining business line were up on the comparison period, while those of the Construction business line remained at the level of the comparison period. Deliveries of the Recycling business line were down on the comparison period due to the timing of projects. The aftermarket operations accounted for 44 percent of net sales (44% in Q1/06).
The operating profit of Metso Minerals was EUR 67.8 million, or 12.6 percent of net sales. The Mining business line improved its operating profit from the comparison period mainly due to volume growth. The operating profit of the Construction business line was at the level of the comparison period.
The value of orders received by Metso Minerals was up by 12 percent on the comparison period and totaled EUR 771 million. Growth came evenly from all business lines. The trend in order intake was most favorable in Continental and Eastern Europe. In North America, orders received for mining equipment increased significantly. The order backlog increased by 17 percent on the end of 2006 and was EUR 1,497 million at the end of March.
Metso Automation

EUR million	Q1/07	Q1/06	Change %	2006
Net sales	146	134	9	613
Earnings before interest, tax and amortization (EBITA)	15.9	15.7	1	88.3
% of net sales	10.9	11.7		14.4
Operating profit	15.5	15.3	1	86.7
% of net sales	10.6	11.4		14.1
Orders received	228	191	19	717
Order backlog at end of period	356	234	52	276
Personnel at end of period	3,379	3,170	7	3,352
Metso Automation’s net sales increased in January-March by 9 percent and were EUR 146 million. Deliveries of the Flow Control business line, which manufactures field equipment, increased, while those of the Process Automation Systems business line remained at the level of the comparison period. The aftermarket operations accounted for 22 percent of net sales (24% in Q1/06). Measured in euros, the volume of the aftermarket operations remained at the level of the comparison period.
Metso Automation’s operating profit amounted to EUR 15.5 million or 10.6 percent of net sales. Operating profit was negatively affected by a steep increase in the price of raw materials used in valve casting.

The value of orders received by Metso Automation increased by 19 percent on the comparison period and rose to EUR 228 million. The growth originated mainly from field equipment orders from the power, oil and gas industry. The order backlog increased by 29 percent on the end of 2006 and was EUR 356 million at the end of March.
Valmet Automotive
Valmet Automotive’s net sales in January-March were EUR 28 million. Operating profit was EUR 4.4 million, or 15.7 percent of net sales. In the first quarter, Valmet Automotive manufactured an average of 127 cars per day, but in early April the manufacturing volumes dropped according to plan to 102 cars per day. The decrease was due to general uncertainty in the automotive markets. Valmet Automotive’s number of personnel was adjusted in the first quarter to correspond with the current production level.
Events after the review period
Decisions of the Annual General Meeting
The Annual General Meeting of Metso Corporation approved on April 3, 2007 the accounts for 2006 as presented by the Board of Directors and decided to discharge the members of the Board of Directors and the President and CEO of Metso Corporation from liability for the financial year 2006. In addition, the Annual General Meeting approved the proposals of the Board of Directors to amend the Articles of Association and to authorize the Board of Directors to resolve of a repurchase of the Corporation’s own shares and of a share issue.
The Annual General Meeting decided to establish a Nomination Committee of the Annual General Meeting to prepare proposals for the following Annual General Meeting in respect of the composition of the Board of Directors along with the director remuneration. The Nomination Committee consists of representatives appointed by the four biggest shareholders along with the Chairman of the Board of Directors as an expert member.
Matti Kavetvuo was re-elected the Chairman of the Board and Jaakko Rauramo was re-elected the Vice Chairman of the Board. Eva Liljeblom, Professor at the Swedish School of Economics and Business Administration, Helsinki, Finland, was elected as a new member of the Board. The Board members re-elected were Svante Adde, Maija-Liisa Friman, Christer Gardell and Yrjö Neuvo. The term of office of Board members lasts until the end of the following Annual General Meeting.
The Annual General Meeting decided that the annual remuneration for Board members would be EUR 80,000 for the Chairman, EUR 50,000 for the Vice Chairman and the Chairman of the Audit Committee and EUR 40,000 for the members, and that the meeting fee including committee meetings would be EUR 500 per meeting.
The auditing company, Authorized Public Accountants PricewaterhouseCoopers was re-elected to act as Auditor of the Corporation until the end of the next Annual General Meeting.
The Annual General Meeting decided that a dividend of EUR 1.50 per share would be paid for the financial year which ended on December 31, 2006. The dividend was paid on April 17, 2007.

Board committees
The Board of Directors elected members among the Board for the Audit Committee and Compensation Committee at its assembly meeting.
The Board’s Audit Committee consists of Maija-Liisa Friman (Chairman), Svante Adde and Eva Liljeblom. The Board of Directors assigned Svante Adde as the financial expert of the Audit Committee.
The Board’s Compensation Committee consists of Matti Kavetvuo (Chairman), Jaakko Rauramo, Christer Gardell and Yrjö Neuvo.
Metso evaluates possible delisting from the New York Stock Exchange
In the beginning of April, Metso Corporation’s Board of Directors decided to evaluate the possible deregistration and delisting of Metso Corporation’s shares from the New York Stock Exchange in view of the revisions to the U.S. Securities Exchange Act of 1934 published by the U.S. Securities and Exchange Commission on March 27, 2007, which will take effect in early June 2007. Metso Corporation’s Board of Directors will decide on the matter later this year after having completed the evaluation.
New service center in Guangzhou
In the beginning of the second quarter, Metso Paper made a decision to build a service center in Guangzhou, China. The value of the investment is approximately EUR 10 million. The new service center will start its operations in 2008.
Short-term risks of business operations
The significance of China as the primary market for new paper and board machines has increased even further, and thus any substantial changes in demand on the Chinese market may have a material adverse effect on Metso Paper’s profitability. Metso seeks to mitigate these risks by developing its global aftermarket operations and increasing the flexibility of its delivery chain.
The delivery times for Metso products have been lengthened because of strong growth in order intake and backlog. Therefore, there is a risk that material and other costs may rise significantly during the delivery time and have a greater impact on Metso’s profitability than currently anticipated. In the current strong demand situation, the scarcity of certain components and subcontractor resources, particularly at Metso Minerals and Metso Automation, may also lengthen delivery times.
Metso strives to manage and limit the potential adverse effects of these and other risks. However, if the risks materialize, they could have a significant adverse effect on Metso’s business, financial position and results of operations or on the price of Metso share.
Short-term outlook
The favorable market outlook for Metso’s products and services is expected to continue for the rest of 2007.

Metso Paper’s market situation is estimated to continue much the same as in the year’s first quarter. The demand for paper, board and tissue machines and for fiber lines is expected to be satisfactory. The demand for power plants is estimated to be good. Also the demand for Metso Paper’s aftermarket services is expected to remain satisfactory.
Metso Minerals’ favorable market outlook is expected to continue. The demand is anticipated to remain at the first quarter’s excellent level in the mining and metals recycling industries, and at a good level in the construction industry. The demand for aftermarket services is expected to remain excellent.
Metso Automation’s market outlook in the pulp and paper customer segment is estimated to be good. In the power, oil and gas industries, the demand is expected to be good in process automation systems and excellent in flow control systems.
It is estimated that Metso’s financial performance for the rest of the year will be stronger than in the first quarter. Metso’s net sales in 2007 are estimated to grow by more than 20 percent on 2006, thanks to the strong order backlog, continuing favorable market situation and the expanded business scope. The operating profit in 2007 is estimated to clearly improve. It is estimated that the operating profit margin in 2007 will be slightly below Metso’s target, which is over 10 percent. This is primarily due to the high first-year amortization of intangible assets, integration costs and only partially materializing synergy benefits related to the acquisition of the Pulping and Power businesses.
The estimates concerning financial performance are based on Metso’s current structure, order backlog and market outlook.
Helsinki, April 27, 2007
Metso Corporation’s Board of Directors
The interim review is unaudited
CONSOLIDATED STATEMENTS OF INCOME

	1-3/	1-3/	1-12/
EUR million	2007	2006	2006
Net sales	1,366	1,078	4,955

Cost of goods sold	(1,026)	(778)	(3,659)

Gross profit	340	300	1,296
Selling, general and administrative expenses	(238)	(206)	(846)
Other operating income and expenses, net	6	1	6
Share in profits of associated companies	0	0	1

Operating profit	108	95	457

% of net sales	7.9%	8.8%	9.2%

	1-3/	1-3/	1-12/
EUR million	2007	2006	2006
Financial income and expenses, net	(8)	(7)	(36)
Profit on continuing operations before tax	100	88	421

Income taxes on continuing operations	(30)	(21)	(11)
Profit on continuing operations	70	67	410
Profit (loss) on discontinued operations	—	—	—
Profit (loss)	70	67	410

Profit (loss) attributable to minority interests	0	0	1
Profit (loss) attributable to equity shareholders	70	67	409
Profit (loss)	70	67	410

Earnings per share from continuing operations, EUR
Basic	0.50	0.47	2.89
Diluted	0.50	0.47	2.89

Earnings per share from discontinued operations, EUR
Basic	—	—	—
Diluted	—	—	—

Earnings per share from continuing and discontinued operations, EUR
Basic	0.50	0.47	2.89
Diluted	0.50	0.47	2.89
CONSOLIDATED BALANCE SHEETS
ASSETS

	Mar 31,	Mar 31,	Dec 31,
EUR million	2007	2006	2006
Non-current assets
Intangible assets
Goodwill	772	496	768
Other intangible assets	265	100	274
	1,037	596	1,042

Property, plant and equipment
Land and water areas	54	58	57
Buildings and structures	217	213	221

	Mar 31,	Mar 31,	Dec 31,
EUR million	2007	2006	2006
Machinery and equipment	312	280	318
Assets under construction	29	19	19
	612	570	615

Financial and other assets
Investments in associated companies	19	19	19
Available-for-sale equity investments	15	13	15
Loan and other interest bearing receivables	6	5	6
Available-for-sale financial assets	5	34	5

Deferred tax asset	218	156	228

Other non-current assets	29	47	33
	292	274	306

Total non-current assets	1,941	1,440	1,963

Current assets
Inventories	1,276	963	1,112

Receivables
Trade and other receivables	1,074	840	1,218
Cost and earnings of projects under construction in excess of advance billings	302	206	284
Loan and other interest bearing receivables	2	2	2
Available-for-sale financial assets	10	100	10

Tax receivables	20	15	16
	1,408	1,163	1,530

Cash and cash equivalents	371	494	353

Total current assets	3,055	2,620	2,995

Assets held for sale	—	—	—

TOTAL ASSETS	4,996	4,060	4,958

SHAREHOLDERS’ EQUITY AND LIABILITIES

	Mar 31,	Mar 31,	Dec 31,
EUR million	2007	2006	2006
Equity
Share capital	241	241	241
Share premium reserve	77	76	77
Cumulative translation differences	(45)	(16)	(45)
Fair value and other reserves	436	434	432
Retained earnings	827	618	763
Equity attributable to shareholders	1,536	1,353	1,468

Minority interests	6	6	6

Total equity	1,542	1,359	1,474

Liabilities
Non-current liabilities
Long-term debt	590	589	605
Post employment benefit obligations	159	153	157
Deferred tax liability	54	21	57
Provisions	50	32	53
Other long-term liabilities	2	4	2
Total non-current liabilities	855	799	874

Current liabilities
Current portion of long-term debt	107	160	93
Short-term debt	50	29	132
Trade and other payables	1,302	936	1,238
Provisions	203	181	213
Advances received	653	399	655
Billings in excess of cost and earnings of projects under construction	230	164	222
Tax liabilities	54	33	57
Total current liabilities	2,599	1,902	2,610

Liabilities held for sale	—	—	—

Total liabilities	3,454	2,701	3,484

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	4,996	4,060	4,958

	Mar 31,	Mar 31,	Dec 31,
EUR million	2007	2006	2006
NET INTEREST BEARING LIABILITIES

Long-term interest bearing debt	590	589	605
Short-term interest bearing debt	157	189	225
Cash and cash equivalents	(371)	(494)	(353)
Other interest bearing assets	(23)	(141)	(23)
Total	353	143	454
CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	1-3/	1-3/	1-12/
EUR million	2007	2006	2006
Cash flows from operating activities:

Profit (loss)	70	67	410

Adjustments to reconcile profit (loss) to net cash provided by operating activities

Depreciation	36	26	105
Provisions / Efficiency improvement programs	0	(2)	(7)

Interests and dividend income	6	8	26

Income taxes	30	21	11

Other	4	1	7

Change in net working capital	1	62	(18)

Cash flows from operations	147	183	534
Interest paid and dividends received	0	1	(24)

Income taxes paid	(24)	(15)	(68)
Net cash provided by (used in) operating activities	123	169	442

Cash flows from investing activities:
Capital expenditures on fixed assets	(32)	(26)	(129)
Proceeds from sale of fixed assets	6	9	14
Business acquisitions, net of cash acquired	—	—	(277)
Proceeds from sale of businesses, net of cash sold	2	—	13
(Investments in) proceeds from sale of financial assets	3	33	154

Other	0	1	(2)
Net cash provided by (used in) investing activities	(21)	17	(227)

Cash flows from financing activities:

	1-3/	1-3/	1-12/
EUR million	2007	2006	2006
Share options exercised	0	—	1

Redemption of own shares	—	—	(11)

Dividends paid	—	—	(198)

Net funding	(85)	(8)	35

Other	—	(5)	(6)
Net cash provided by (used in) financing activities	(85)	(13)	(179)

Net increase (decrease) in cash and cash equivalents	17	173	36

Effect from changes in exchange rates	1	(2)	(6)
Cash and cash equivalents at beginning of period	353	323	323

Cash and cash equivalents at end of period	371	494	353
Free cash flow

	1-3/	1-3/	1-12/
EUR million	2007	2006	2006
Net cash provided by operating activities	123	169	442
Capital expenditures on fixed assets	(32)	(26)	(129)
Proceeds from sale of fixed assets	6	9	14
Free cash flow	97	152	327
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

Equi-
ty
		Sha-	Cumu-	Fair		attri-
		re	lative	value		bu-
		pre-	trans-	and		table
	Sha-	mium	lation	other	Retai-	to	Mino-	To-
	re	re-	ad-	re-	ned	share-	rity	tal
	capi-	ser-	just-	ser-	ear-	hol-	inte-	equi-
EUR million	tal	ve	ments	ves	nings	ders	rest	ty
Balance at Jan 1, 2006	241	76	(9)	424	553	1,285	7	1,292

Dividends	—	—	—	—	—	—	—	—
Share options exercised	—	—	—	—	—	—	—	—
Translation differences	—	—	(13)	—	—	(13)	—	(13)
Net investment hedge gains (losses)	—	—	4	—	—	4	—	4

						Equi-
						ty
		Sha-	Cumu-	Fair		attri-
		re	lative	value		bu-
		pre-	trans-	and		table
	Sha-	mium	lation	other	Retai-	to	Mino-	To-
	re	re-	ad-	re-	ned	share-	rity	tal
	capi-	ser-	just-	ser-	ear-	hol-	inte-	equi-
EUR million	tal	ve	ments	ves	nings	ders	rest	ty
Cash flow hedges, net of tax	—	—	—	10	—	10	—	10
Available-for- sale equity investments, net of tax	—	—	—	—	—	—	—	—

Other	—	—	2	—	(2)	—	(1)	(1)
Net profit for the period	—	—	—	—	67	67	0	67
Balance at Mar 31, 2006	241	76	(16)	434	618	1,353	6	1,359

Balance at Dec 31, 2006	241	77	(45)	432	763	1,468	6	1,474

Dividends	—	—	—	—	—	—	—	—
Share options exercised	0	0	—	—	—	0	—	0
Translation differences	—	—	8	—	—	8	—	8
Net investment hedge gains (losses)	—	—	(8)	—	—	(8)	—	(8)
Cash flow hedges, net of tax	—	—	—	(2)	—	(2)	—	(2)
Available-for- sale equity investments, net of tax	—	—	—	—	—	—	—	—
Redemption of own shares	—	—	—	—	—	—	—	—

Other	—	—	—	6	(6)	—	—	0
Net profit for the period	—	—	—	—	70	70	0	70
Balance at Mar 31, 2007	241	77	(45)	436	827	1,536	6	1,542
ACQUISITIONS
Metso Minerals acquired North American metal recycling provider, Bulk Equipment Systems and Technologies Inc (B.E.S.T. Inc), on March 30, 2007. The acquisition price, which was paid in April, was approximately EUR 9 million. The company’s net sales were about EUR 2 million and net income approximately EUR 0.2 million in January-March 2007. Part of the excess purchase price, EUR 2 million, was allocated to intangible assets, representing the calculated preliminary fair values of acquired customer base, brands, new technology and order backlog. The remaining excess arising from the acquisition, EUR 7 million, represents goodwill related to Metso’s improved position in the North American metal recycling market.

Information on acquisitions for January-March 2007 is as follows (there were no acquisitions in the comparison period January-March 2006):

		Fair value
EUR million	Carrying amount	allocations	Fair value
Intangible assets	—	2	2
Property, plant and equipment	0	—	0
Inventories	1	0	1
Trade and other receivables	1	—	1
Deferred tax liabilities	—	(1)	(1)
Other liabilities assumed	(1)	—	(1)
Non-interest bearing net assets	1	1	2

Cash and cash equivalents acquired	0	—	0
Debt assumed	0	—	0
Purchase price	(9)	—	(9)
Goodwill	8	(1)	7

Purchase price payable			(9)
ASSETS PLEDGED AND CONTINGENT LIABILITIES

	Mar 31,	Mar 31,	Dec 31,
EUR million	2007	2006	2006
Mortgages on corporate debt	14	3	14
Other pledges and contingencies
Mortgages	2	2	2
Pledged assets	0	0	0
Guarantees on behalf of associated company obligations	—	—	—
Other guarantees	9	4	6

Repurchase and other commitments	9	12	10
Lease commitments	155	123	166
NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS

	Mar 31,	Mar 31,	Dec 31,
EUR million	2007	2006	2006
Forward exchange rate contracts	1,459	1,142	1,357
Interest rate and currency swaps	1	2	1
Currency swaps	1	1	1
Interest rate swaps	143	183	143
Interest rate futures contracts	—	—	—
Option agreements
Bought	11	5	7
Sold	12	11	6

The notional amount of electricity forwards was 463 GWh as of March 31, 2007 and 382 GWh as of March 31, 2006.
The notional amounts indicate the volumes in the use of derivatives, but do not indicate the exposure to risk.
KEY RATIOS

	1-3/	1-3/	1-12/
	2007	2006	2006
Earnings per share from continuing operations, EUR	0.50	0.47	2.89

Earnings per share from discontinued operations, EUR	—	—	—

Earnings per share from continuing and discontinued operations, EUR	0.50	0.47	2.89

Equity/share at end of period, EUR	10.86	9.56	10.38
Return on equity (ROE), % (annualized)	20.0	22.1	30.3
Return on capital employed (ROCE), % (annualized)	20.7	20.2	22.2
Equity to assets ratio at end of period, %	37.5	38.9	36.1

Gearing at end of period, %	22.9	10.5	30.8

Free cash flow	97	152	327

Free cash flow/share	0.68	1.07	2.31

Gross capital expenditure of continuing operations (excl. business acquisitions)	32	26	131
Business acquisitions, net of cash acquired	—	—	277
Depreciation and amortization of continuing operations	36	26	105

Number of outstanding shares at end of period (thousands)	141,494	141,594	141,359

Average number of shares (thousands)	141,364	141,594	141,581
Average number of diluted shares (thousands)	141,364	141,628	141,600
EXCHANGE RATES USED

	1-3/	1-3/	1-12/	Mar 31,	Mar 31,	Dec 31,
	2007	2006	2006	2007	2006	2006
USD (US dollar)	1.3161	1.2032	1.2630	1.3318	1.2104	1.3170
SEK (Swedish krona)	9.2248	9.3769	9.2533	9.3462	9.4315	9.0404
GBP (Pound sterling)	0.6722	0.6868	0.6819	0.6798	0.6964	0.6715
CAD (Canadian dollar)	1.5370	1.3829	1.4267	1.5366	1.4084	1.5281
BRL (Brazilian real)	2.7699	2.6216	2.7375	2.7195	2.6484	2.8105
BUSINESS AREA INFORMATION
Metso Ventures Business Area was dismantled as of January 1, 2007. Two of Metso’s three foundries were transferred to Metso Paper and one to Metso Minerals. Metso Panelboard became part of Metso Paper. Valmet Automotive is reported as part of Corporate Office and others group. Comparative segment information for 2006 is presented according to the new organization structure.
Aker Kvaerner’s Pulping and Power businesses were acquired as of December 29, 2006 and the acquired balance sheet was consolidated to Metso as of December 31, 2006. The acquired businesses had no effect to Metso’s income statement for 2006 and are therefore not included in the comparative segment information except for capital employed, order backlog and personnel as at December 31, 2006.
NET SALES

	1-3/	1-3/	4/2006-3/	1-12/
EUR million	2007	2006	2007	2006
Metso Paper	666	417	2,341	2,092
Metso Minerals	540	503	2,236	2,199
Metso Automation	146	134	625	613
Valmet Automotive	28	31	106	109
Corporate office and other	—	3	7	10
Corporate office and others total	28	34	113	119
Intra Metso net sales	(14)	(10)	(72)	(68)
Metso total	1,366	1,078	5,243	4,955

OTHER OPERATING INCOME (+) AND EXPENSES (-), NET

	1-3/	1-3/	4/2006-	1-12/
EUR million	2007	2006	3/2007	2006
Metso Paper	1.9	0.9	(10.0)	(11.0)
Metso Minerals	1.2	2.3	15.0	16.1
Metso Automation	0.5	0.2	0.6	0.3
Valmet Automotive	0.0	0.0	0.0	0.0
Corporate office and other	2.2	(1.8)	4.4	0.4
Corporate office and others total	2.2	(1.8)	4.4	0.4
Metso total	5.8	1.6	10.0	5.8
SHARE IN PROFITS OF ASSOCIATED COMPANIES

	1-3/	1-3/	4/2006-3/	1-12/
EUR million	2007	2006	2007	2006
Metso Paper	0.4	0.3	1.8	1.7
Metso Minerals	0.0	0.0	0.1	0.1
Metso Automation	0.0	0.2	0.6	0.8
Valmet Automotive	—	—	—	—
Corporate office and other	0.0	(0.6)	(1.1)	(1.7)
Corporate office and others total	0.0	(0.6)	(1.1)	(1.7)
Metso total	0.4	(0.1)	1.4	0.9
OPERATING PROFIT (LOSS)

	1-3/	1-3/	4/2006-	1-12/
EUR million	2007	2006	3/2007	2006
Metso Paper	25.4	21.5	93.7	89.8
Metso Minerals	67.8	60.2	305.3	297.7
Metso Automation	15.5	15.3	86.9	86.7
Valmet Automotive	4.4	5.0	11.1	11.7
Corporate office and other	(4.7)	(6.6)	(26.8)	(28.7)
Corporate office and others total	(0.3)	(1.6)	(15.7)	(17.0)
Metso total	108.4	95.4	470.2	457.2

OPERATING PROFIT (LOSS), % OF NET SALES

	1-3/	1-3/	4/2006-	1-12/
%	2007	2006	3/2007	2006
Metso Paper	3.8	5.2	4.0	4.3
Metso Minerals	12.6	12.0	13.7	13.5
Metso Automation	10.6	11.4	13.9	14.1
Valmet Automotive	15.7	16.1	10.5	10.7
Corporate office and other	n/a	n/a	n/a	n/a
Corporate office and others total	n/a	n/a	n/a	n/a
Metso total	7.9	8.8	9.0	9.2
EBITA

	1-3/	1-3/	4/2006-	1-12/
EUR million	2007	2006	3/2007	2006
Metso Paper	37.1	23.8	118.9	105.6
Metso Minerals	68.7	61.5	309.3	302.1
Metso Automation	15.9	15.7	88.5	88.3
Valmet Automotive	4.4	5.0	11.1	11.7
Corporate office and other	(4.2)	(6.1)	(24.7)	(26.6)
Corporate office and others total	0.2	(1.1)	(13.6)	(14.9)
Metso total	121.9	99.9	503.1	481.1
EBITA, % OF NET SALES

	1-3/	1-3/	4/2006-	1-12/
%	2007	2006	3/2007	2006
Metso Paper	5.6	5.7	5.1	5.0
Metso Minerals	12.7	12.2	13.8	13.7
Metso Automation	10.9	11.7	14.2	14.4
Valmet Automotive	15.7	16.1	10.5	10.7
Corporate office and other	n/a	n/a	n/a	n/a

	1-3/	1-3/	4/2006-	1-12/
%	2007	2006	3/2007	2006
Corporate office and others total	n/a	n/a	n/a	n/a
Metso total	8.9	9.3	9.6	9.7
ORDERS RECEIVED

	1-3/	1-3/	4/2006-3/	1-12/
EUR million	2007	2006	2007	2006
Metso Paper	653	544	2,385	2,276
Metso Minerals	771	686	2,740	2,655
Metso Automation	228	191	754	717
Valmet Automotive	28	31	106	109
Corporate office and other	0	2	13	15
Corporate office and others total	28	33	119	124
Intra Metso orders received	(16)	(17)	(66)	(67)
Metso total	1,664	1,437	5,932	5,705
QUARTERLY INFORMATION
NET SALES

	1-3/	4-6/	7-9/	10-12/	1-3/
EUR million	2006	2006	2006	2006	2007
Metso Paper	417	469	489	717	666
Metso Minerals	503	541	525	630	540
Metso Automation	134	140	146	193	146
Valmet Automotive	31	28	22	28	28
Corporate office and other	3	2	2	3	—
Corporate office and others total	34	30	24	31	28
Intra Metso net sales	(10)	(10)	(15)	(33)	(14)
Metso total	1,078	1,170	1,169	1,538	1,366
OTHER OPERATING INCOME (+) AND EXPENSES (–), NET

	1-3/	4-6/	7-9/	10-12/	1-3/
EUR million	2006	2006	2006	2006	2007
Metso Paper	0.9	1.7	(3.2)	(10.4)	1.9
Metso Minerals	2.3	3.2	(0.1)	10.7	1.2
Metso Automation	0.2	0.1	(0.4)	0.4	0.5
Valmet Automotive	0.0	0.0	0.0	0.0	0.0
Corporate office and other	(1.8)	2.9	0.4	(1.1)	2.2
Corporate office and others total	(1.8)	2.9	0.4	(1.1)	2.2
Metso total	1.6	7.9	(3.3)	(0.4)	5.8
OPERATING PROFIT (LOSS)

	1-3/	4-6/	7-9/	10-12/	1-3/
EUR million	2006	2006	2006	2006	2007
Metso Paper	21.5	25.1	30.0	13.2	25.4
Metso Minerals	60.2	71.6	75.9	90.0	67.8
Metso Automation	15.3	19.6	20.0	31.8	15.5
Valmet Automotive	5.0	4.0	1.7	1.0	4.4
Corporate office and other	(6.6)	(3.9)	(7.2)	(11.0)	(4.7)
Corporate office and others total	(1.6)	0.1	(5.5)	(10.0)	(0.3)
Metso total	95.4	116.4	120.4	125.0	108.4
EBITA

	1-3/	4-6/	7-9/	10-12/	1-3/
EUR million	2006	2006	2006	2006	2007
Metso Paper	23.8	27.4	32.3	22.1	37.1
Metso Minerals	61.5	72.8	76.7	91.1	68.7
Metso Automation	15.7	19.9	20.5	32.2	15.9
Valmet Automotive	5.0	4.0	1.7	1.0	4.4
Corporate office and other	(6.1)	(3.4)	(6.8)	(10.3)	(4.2)

	1-3/	4-6/	7-9/	10-12/	1-3/
EUR million	2006	2006	2006	2006	2007
Corporate office and others total	(1.1)	0.6	(5.1)	(9.3)	0.2
Metso total	99.9	120.7	124.4	136.1	121.9
CAPITAL EMPLOYED

EUR million	Mar 31,	June 30,	Sep 30,	Dec 31,	Mar 31, 2007
	2006	2006	2006	2006
Metso Paper	266	300	292	631	572
Metso Minerals	934	939	955	967	983
Metso Automation	123	132	130	149	156
Valmet Automotive	32	28	31	23	23
Corporate office and other	783	656	745	534	555
Corporate office and others total	815	684	776	557	578
Metso total	2,138	2,055	2,153	2,304	2,289
ORDERS RECEIVED

	1-3/	4-6/	7-9/	10-12/	1-3/
EUR million	2006	2006	2006	2006	2007
Metso Paper	544	564	491	677	653
Metso Minerals	686	628	636	705	771
Metso Automation	191	181	183	162	228
Valmet Automotive	31	28	22	28	28
Corporate office and other	2	3	6	4	0
Corporate office and others total	33	31	28	32	28
Intra Metso orders received	(17)	(14)	(17)	(19)	(16)
Metso total	1,437	1,390	1,321	1,557	1,664
ORDER BACKLOG

	Mar 31,	June 30,	Sep 30,	Dec 31,	Mar 31,
EUR million	2006	2006	2006	2006	2007
Metso Paper	1,459	1,540	1,547	2,225	2,190

EUR million	Mar 31,	June 30,	Sep 30,	Dec 31,	Mar 31,
	2006	2006	2006	2006	2007
Metso Minerals	1,043	1,101	1,213	1,277	1,497
Metso Automation	234	272	309	276	356
Valmet Automotive	—	—	—	—	—
Corporate office and other	3	3	7	0	0
Corporate office and others total	3	3	7	0	0
Intra Metso order backlog	(47)	(52)	(54)	(41)	(44)
Metso total	2,692	2,864	3,022	3,737	3,999
PERSONNEL

	Mar 31,	June 30,	Sep 30,	Dec 31,	Mar 31,
	2006	2006	2006	2006	2007
Metso Paper	8,902	9,328	9,445	11,558	11,469
Metso Minerals	8,914	9,124	9,158	9,433	9,545
Metso Automation	3,170	3,341	3,315	3,352	3,379
Valmet Automotive	1,088	1,077	1,082	1,013	899
Corporate office and other	329	351	342	322	324
Corporate office and others total	1,417	1,428	1,424	1,335	1,223
Metso total	22,403	23,221	23,342	25,678	25,616
NOTES TO THE INTERIM REVIEW
This interim review has been prepared in accordance with IAS 34 ‘Interim Financial Reporting.’ The same accounting principles have been applied as in the annual financial statements.
New accounting standards
IFRS 7
In August 2005, IASB issued IFRS 7 ‘Financial Instruments: Disclosures’ which requires the company to disclose information enabling users of its financial statements to evaluate the significance of financial instruments to its financial position and performance. Metso adopted the standard and the related amendments to IAS 1 ‘Presentation of Financial Statements’ from January 1, 2007.
IFRS 8
In November 2006, the IASB issued IFRS 8 ‘Operating segments’ which requires the application of the ‘management approach’ in segment reporting. This would result in uniformity between the disclosed information and the principles for evaluating the financial performance of segments followed internally by the management. Metso will evaluate the effects of IFRS 8 on the consolidated financial statements. The standard will come into force in the financial years beginning after January 1, 2009, but may already be applied in earlier financial years.
Shares traded on the Helsinki and New York Stock Exchanges
The number of Metso Corporation shares traded on the Helsinki Stock Exchange in January-March was 98 million, equivalent to a turnover of EUR 3,821 million. The share price on March 31, 2007 was EUR 39.55. The highest quotation was EUR 42.20 and the lowest EUR 34.79.
The number of Metso ADRs (American Depository Receipts) traded on the New York Stock Exchange was 1.3 million, equivalent to a turnover of USD 66 million. The price of an ADR on March 31, 2007 was USD 52.81. The highest quotation was USD 54.27 and the lowest USD 44.37.
Disclosures of changes in holdings
J.P. Morgan Chase & Co. announced that the funds they managed held 6,996,732 Metso shares/ADRs on February 12, 2007 corresponding to 4.94 percent of the paid up share capital of Metso Corporation.
Publication dates for Metso’s Interim Reviews in 2007
Metso’s Interim Review for January — June will be published on July 26, 2007, Interim Review for January — September on October 25, 2007.
Metso is a global engineering and technology corporation with 2006 net sales of approximately EUR 5 billion. Its 25,500 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
Further information for the press, please contact:
Jorma Eloranta, President and CEO, Metso Corporation, tel. +358 204 84 3000
Olli Vaartimo, Executive Vice President and CFO, Metso Corporation, tel. +358 204 84 3010
Further information for investors, please contact:
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by “expects”, “estimates”, “forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.
Such factors include, but are not limited to:
(1) general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins
(2) the competitive situation, especially significant technological solutions developed by competitors
(3) the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement
(4) the success of pending and future acquisitions and restructuring.